



POWERFUL RELATIONSHIPS

09AR

PINNACLE WEST CAPITAL CORPORATION


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SCS-COC-001046
© 1996 Forest Stewardship Council

PINNACLE WEST IS A PHOENIX-BASED COMPANY WITH CONSOLIDATED ASSETS OF ABOUT $12 BILLION. THROUGH OUR SUBSIDIARIES, WE GENERATE, SELL AND DELIVER ELECTRICITY AND SELL ENERGY-RELATED PRODUCTS AND SERVICES TO RETAIL AND WHOLESALE CUSTOMERS IN THE WESTERN UNITED STATES.



DONALD E. BRANDT
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

"OUR COMPANY HAS NOT ONLY CONSTRUCTED AN ELECTRIC SYSTEM IN ARIZONA, BUT HAS ALSO WORKED TO BUILD LASTING RELATIONSHIPS WITH OUR CUSTOMERS AND THEIR COMMUNITIES."

Dear Fellow Shareholders:

Our company experienced extraordinary change in 2009 and made important progress toward building a financially secure and sound future. The improving prospects for Pinnacle West and APS in the years ahead should excite and inspire all of us. We will continue to drive the company forward by successfully implementing well-considered strategies based on our core strengths and corporate mission.

IMPROVING FINANCIAL OUTLOOK

At the top of the list of our 2009 accomplishments sits the total return earned for our shareholders, comprised of increases in our stock price and cash dividends paid. This return of nearly 22 percent clearly outperformed the electric utility industry average of 5 percent and approached the S&P 500 Index's overall return of 26 percent. The return to shareholders reflected both our company's improving financial condition and a rising stock market.

Our consolidated on-going earnings for 2009 totaled $236 million, or $2.33 per share, compared with $238 million, or $2.36 per share, for 2008. As reported in accordance with generally accepted accounting principles, our consolidated earnings amounted to $68 million, or $0.67 per share, for 2009 versus $242 million, or $2.40 per share, for the prior year. Our real estate subsidiary, currently undergoing divestiture, largely accounted for the difference between on-going and reported earnings.

Although on-going earnings for 2009 remained relatively flat compared with 2008, we see a more promising future. We estimate our consolidated on-going earnings in 2010 will range from $2.95 per share to $3.10 per share - about 30 percent higher than in 2009. In 2011, we expect our earnings will reach, and might modestly exceed, the guidance range established for 2010. A comprehensive regulatory settlement that became effective in January 2010 in combination with our keen focus on operational excellence and cost management should drive the increase in on-going earnings.

We recognize the importance of our dividend to our shareholders. Our indicated annual dividend of $2.10 per share provides an attractive cash return with a current dividend yield in the range of 5.5 to 6 percent and an expected payout ratio of about 70 percent based on our 2010 earnings outlook.

Disciplined financial management provides the basis for our financial health. In combination with constructive regulatory treatment, our cost management efforts will improve our financial posture. Our unrelenting focus on cost control helped us come in under budget for both operating expenses and capital expenditures in 2009. I believe our 2009 efforts have set the bar for future performance. As we look to 2010, we expect operating expenses, less the cost of programs specifically recovered through regulatory surcharges, to approximate those of 2009.

SERVING DIVERSE COMMUNITIES AND STAKEHOLDERS

Arizona provides an economically dynamic foundation for our business. Over the past 20 years, our state has ranked among the top five states in population growth and has rebounded strongly after each national economic downturn. While we have shared in the nation's pain during the recent recession, Arizona's historic resilience will prevail once again because of our state's attractive quality of life. The number of Arizona households should increase by approximately 50 percent by 2025, or 2.6 percent per year on average, doubling the annual growth for the United States as a whole.

Although we look for economic recovery to take hold in 2010, the overbuilt construction in Arizona will slow the rebound's pace. Our current outlook predicts APS average annual customer growth through 2012 at about 1 percent with relatively flat retail electricity sales over the same timeframe. If Arizona's economy improves more quickly, we are positioned to benefit.

APS PRODUCTIVITY GROWTH

Retail customers served per employee	Year
104	1989
199	1999
236	2009

Our company has not only constructed an electric system in Arizona, but has also worked to build lasting relationships with our customers and their communities. Our customers rely on us to provide first-class service and to invest wisely to meet their future needs. We, in turn, look to our regulators to allow us an appropriate return on the vast amounts of capital we invest in critical electric infrastructure. Our company, communities, customers, regulators and shareholders exist symbiotically. The comprehensive regulatory accord reached in 2009 among APS, the Arizona Corporation Commission and 21 stakeholders demonstrates the nature and importance of this relationship.

The regulatory settlement strengthens APS financially by improving our ability to maintain investment-grade credit ratings and support our common dividend. Further, we now have a meaningful opportunity to earn a return on equity comparable with the average for other electric utilities. The settlement will help support APS's earnings until the next rate case and will play a crucial role in our ability to access capital markets on favorable terms in order to serve Arizona's growing energy needs. We also count price stability for customers and the substantial expansion of APS's renewable resources and energy efficiency programs among the significant benefits of the settlement.

Looking ahead, we believe the cooperative regulatory model demonstrated through the settlement provides a foundation for reducing regulatory lag, streamlining future ratemaking processes, and improving recovery of our costs.

MAINTAINING OPERATIONAL EXCELLENCE – ENVISION, EXECUTE, ENHANCE

To meet the energy needs of existing and new customers, we need to maintain, expand and, where necessary, replace our electric generation and delivery facilities. We foresee the need to invest one billion dollars each year in electric infrastructure. Our capital allocation process will ensure these expenditures are essential to meet customers' needs, are cost effective, and will qualify for regulatory recovery.

Our focus on creating a sustainable energy future for Arizona has gained wide recognition. For example, in 2010, for the sixth consecutive year, Pinnacle West joined the ranks of the Global 100 Most Sustainable Corporations in the World as determined by the investment research firm Innovest Strategic Value Advisors and *Corporate Knights*, a social responsibility magazine. Only 12 U.S. corporations made the most recent list. Our leadership in this vital area has also earned Pinnacle West a spot on the Dow Jones North America Sustainability Index in each of the past five years.

A substantial component of our resource plan relies on renewable energy and energy efficiency programs. By the end of 2015, we expect renewable energy to supply about 10 percent of our retail customers' electricity needs, an increase from the 2 percent today. Arizona's ample sunshine provides optimal conditions for solar energy. Over the next five years, we plan to invest up to $500 million to develop and own 100 megawatts of photovoltaic solar projects in Arizona under our AZ Sun Program. Beyond the obvious environmental benefits, investing in solar will provide an economic boost for our state. Furthermore, our investment in renewable generation should hedge the costs of potential climate legislation and increasingly stringent environmental regulation of fossil-fueled generation.

Energy efficiency programs enhance affordability for our customers while mitigating APS's financial burden with an offset to the cost of new resources. Our efforts in this area recently earned APS the prestigious 2010 ENERGY STAR Sustained Excellence Award from the U.S. Department of Energy and the U.S. Environmental Protection Agency. This coveted award follows APS being named ENERGY STAR Partner of the Year by these same agencies for the past three years, recognizing APS as a national leader in promoting energy efficiency and reducing greenhouse gases.

In 2009, our coal-fired plants continued their run of top-quartile performance, posting a fleet average capacity factor of 82 percent, while the Palo Verde Nuclear Generating Station operated at a capacity factor of 89 percent, in line with industry averages. Notably, Palo Verde stands as the only U.S. generating facility of any type ever to exceed 30 million megawatt-hours of production in a single year, and it did so last year for the fifth time in its history.

Strong energy delivery operations and customer satisfaction remain central to our success. Our customer satisfaction ratings as measured by J.D. Power and Associates continue to place APS in the top tier nationally. Most recently, the J.D. Power 2010 business customer survey placed APS in the top 10 nationally among 47 large electric utilities.

While 2009 included Phoenix's hottest July in memory, our delivery business had its most reliable year on record. We set a company standard for reliability by keeping the power flowing 99.99 percent of the time. When outages did occur, our retail customers experienced the shortest average outage time in our history - only 76 minutes - placing APS's performance well in the top quartile of our industry.

The dedicated men and women throughout our company deserve the credit for our performance in 2009. They continually set new standards for excellence, demonstrating their depth of skills and talents for innovation. As always, we rely on them for our future success.

TRANSITIONS AND LOOKING AHEAD

Changing customer expectations, emerging technologies and legislative policies all act to transform our industry. We cannot rest on past accomplishments. We will continue cultivating our skilled, dedicated workforce and employing new technologies to enhance our performance and cost management. Importantly, we have strengthened our executive team with several new officers. Some of them have ascended through our ranks, while others came to us from positions outside the company.

I am pleased Denis Cortese joined our Board of Directors earlier this year. Denis, the emeritus president and chief executive officer of Mayo Clinic, is director of the Arizona State University Health Care Delivery and Policy Program. His extensive experience leading complex organizations with multiple constituencies fits exceptionally well with Pinnacle West.

Three directors are retiring in 2010 from their service on the Pinnacle West Board: Bill Jamieson, Bill Post and Bill Stewart. Each brought unique skills, strengths and wisdom to our Board. We extend our deep appreciation and best wishes to these gentlemen for their service.

I want to extend my own personal appreciation to Bill Post. As you know, Bill retired in 2009 as chairman and chief executive officer of Pinnacle West and APS after providing more than a decade of superior leadership, and he graciously agreed to continue on the board for a year to ensure continuity. Bill, thank you for your years of devotion to our company.

As I complete my first year leading the company, I take pride in what we all have accomplished. I appreciate the trust you place in me and regard leading this great company as a rare privilege. With an outstanding leadership team and a stellar workforce, I have confidence we will successfully address the complex opportunities and challenges facing our company and industry now and in the future for the benefit of our shareholders, customers, employees and other stakeholders.



DONALD E. BRANDT
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

MARCH 18, 2010

POWERFUL RELATIONSHIPS ARE BUILT UPON

DELIVERING LONG-TERM VALUE

WE'VE SET AN AGGRESSIVE GOAL: HELP ARIZONA BECOME THE SOLAR CAPITAL OF THE WORLD.

APPROPRIATELY, WE ARE OFF TO A BRIGHT START. IN 2009, APS UNVEILED A NEW SOLAR PROJECT AT ARIZONA'S NATURAL WONDER, THE GRAND CANYON. THE COMPANY ALSO ANNOUNCED PLANS TO BUILD 100 MEGAWATTS OF PHOTOVOLTAIC SOLAR SYSTEMS IN ARIZONA THROUGH OUR AZ SUN PROGRAM. OF COURSE, SOLAR IS NOT THE ONLY RENEWABLE OPTION UNDER THE SUN. OUR DIVERSE AND GROWING RENEWABLE PORTFOLIO ALSO INCLUDES ENERGY FROM WIND, BIOMASS, BIOGAS AND GEOTHERMAL RESOURCES.

APS RENEWABLE ENERGY CAPACITY


0.6 MEGAWATTS
245
1,507 (PROJECTED)
1999
2009
2019



"INVESTING IN RENEWABLE ENERGY MAKES SENSE FOR OUR SHAREHOLDERS, OUR CUSTOMERS AND THE ENVIRONMENT."

BRAD ALBERT, APS GENERAL MANAGER OF STRATEGIC PLANNING AND RESOURCE ACQUISITION

In October of 2009, Don Brandt was named Utility CEO of the Year by the Solar Electric Power Association. The award recognized Mr. Brandt's leadership, as well as the efforts of APS's renewable energy team.

In addition to solar, APS recently added energy from other renewable sources, including the 100-megawatt High Lonesome Wind Project and the three-megawatt Glendale Energy biogas plant.



In 2009, the Palo Verde Nuclear Generating Station celebrated 18 consecutive years as the nation's largest power producer and achieved the second highest generation total in its 22-year history.

APS's coal power plants continue to provide steady, cost-effective power for customers. The plants' combined capacity factor was 82 percent in 2009, solidly outperforming the industry average of 73 percent.

TRUSTED PERFORMANCE

OUR EMPLOYEES HAVE EARNED A NATIONAL REPUTATION FOR EXCELLENCE IN OPERATIONS AND CUSTOMER SERVICE.

THIS COMMITMENT TO OUTSTANDING SERVICE ROUTINELY RESULTS IN OPERATIONAL PERFORMANCE THAT RANKS WITHIN THE TOP QUARTILE OF OUR INDUSTRY. IN 2009, APS SET A COMPANY RECORD FOR ELECTRIC RELIABILITY BY KEEPING POWER AVAILABLE 99.99 PERCENT OF THE TIME.

ELECTRIC OUTAGES PER APS CUSTOMER


1.61
2001
1.15
2005
0.89
2009

CREATIVITY IN ACTION

APS WON THE COVETED ENERGY STAR SUSTAINED EXCELLENCE AWARD IN 2010.

THE AWARD, PRESENTED BY THE U.S. DEPARTMENT OF ENERGY AND THE U.S. ENVIRONMENTAL PROTECTION AGENCY, RECOGNIZED APS AS A PERENNIAL LEADER IN DELIVERING ENERGY EFFICIENCY PROGRAMS TO CUSTOMERS. APS PREVIOUSLY WON THREE ENERGY STAR PARTNER OF THE YEAR AWARDS FOR OUR ENERGY STAR LIGHTING AND ENERGY STAR HOMES PROGRAMS.



"OUR INVESTMENT IN SMART TECHNOLOGY WILL MAKE OUR ELECTRIC GRID MORE RELIABLE, AND PROVIDE CUSTOMERS UNPRECEDENTED ABILITY TO MANAGE HOW THEIR HOMES USE ELECTRICITY."

BARBARA LOCKWOOD, APS DIRECTOR OF SMART GRID

APS's Renewable Energy Incentive Program assists customers by reducing the costs of renewable energy equipment for their homes and businesses. In 2009, participation in the program increased more than 250 percent.

By the end of 2012, APS plans to have smart electric meters installed on nearly all customer homes and businesses. These networked meters set a foundation for a digital grid that is more efficient, dependable and sustainable.



APS expects to add 600,000 new customers by 2025. We plan to meet the majority of these new customers' power needs with renewable generation and expanded energy efficiency.

APS hosts Community Partner Academies for community leaders. The two-day experience provides area stakeholders with an overview of the company while serving as a powerful tool for communicating with key constituents.

SYNERGY WITH STAKEHOLDERS

WE REACHED A COMPREHENSIVE REGULATORY SETTLEMENT IN 2009.

THE SETTLEMENT, AGREED UPON BY APS AND 21 STAKEHOLDERS, AND APPROVED BY THE ARIZONA CORPORATION COMMISSION, IMPROVES APS'S FINANCIAL STRENGTH, WHILE SETTING THE STAGE FOR AN ENERGY FUTURE THAT IS CLEANER, GREENER, MORE EFFICIENT AND MORE RELIABLE. THE SETTLEMENT WILL ENHANCE APS'S ABILITY TO INVEST IN RENEWABLE ENERGY SOURCES AND ENERGY EFFICIENCY PROGRAMS, AND PROVIDES PRICE STABILITY FOR CUSTOMERS.

CUMULATIVE ELECTRICITY SAVINGS FROM APS EFFICIENCY PROGRAMS


0.1% OF APS RETAIL ELECTRIC SALES
4%
13% (PROJECTED)
22% (PROJECTED)

2005
2010
2015
2020

OUR VISION:

CREATING A SUSTAINABLE ENERGY FUTURE FOR ARIZONA

BOARD OF DIRECTORS



1 2 3 4 5 6 7

1. EDDIE BASHA
(72) 1999
Chairman of the Board & Chief Executive Officer, Bashas' **COMMITTEES:** Audit; Corporate Governance; Human Resources

2. DONALD E. BRANDT
(55) 2009
Chairman of the Board, President & Chief Executive Officer **COMMITTEE:** Finance, Nuclear & Operating

3. SUSAN CLARK-JOHNSON
(63) 2008
Executive Director, Morrison Institute for Public Policy, Arizona State University **COMMITTEES:** Corporate Governance; Finance, Nuclear & Operating; Human Resources

4. DENIS A. CORTESE, M.D.
(66) 2010
Director, Health Care Delivery and Policy Program, Arizona State University; Emeritus President & Chief Executive Officer, Mayo Clinic **COMMITTEE:** Finance, Nuclear & Operating

5. MICHAEL L. GALLAGHER
(65) 1997
Chairman Emeritus, Gallagher & Kennedy, P.A. **COMMITTEES:** Corporate Governance; Finance, Nuclear & Operating, Chairman

6. PAMELA GRANT
(71) 1980
Civic Leader **COMMITTEES:** Audit; Corporate Governance; Human Resources

7. ROY A. HERBERGER, JR.
(67) 1992
President Emeritus, Thunderbird School of Global Management **COMMITTEES:** Corporate Governance; Finance, Nuclear & Operating; Human Resources, Chairman



8 9 10 11 12 13 14

8. THE REV. BILL JAMIESON
(66) 1991
President, Micah Institute, Asheville, North Carolina **COMMITTEES:** Audit; Corporate Governance; Human Resources

9. HUMBERTO S. LOPEZ
(64) 1995
President, HSL Properties, Inc. **COMMITTEES:** Audit; Corporate Governance; Human Resources

10. KATHRYN L. MUNRO
(61) 1999
Principal, Bridgewest L.L.C. **COMMITTEES:** Audit; Corporate Governance, Chairman; Finance, Nuclear & Operating

11. BRUCE J. NORDSTROM
(60) 1997
President & Certified Public Accountant, Nordstrom & Associates, P.C. **COMMITTEES:** Audit, Chairman; Corporate Governance; Finance, Nuclear & Operating

12. W. DOUGLAS PARKER
(48) 2007
Chairman of the Board & Chief Executive Officer, U.S. Airways **COMMITTEES:** Audit; Corporate Governance; Finance, Nuclear & Operating

13. WILLIAM J. POST
(59) 1994
Retired Chairman & Chief Executive Officer, Pinnacle West **COMMITTEE:** Finance, Nuclear & Operating

14. WILLIAM L. STEWART
(66) 1998
COMMITTEES: Corporate Governance; Finance, Nuclear & Operating

THE YEAR SHOWN INDICATES WHEN THE DIRECTOR FIRST JOINED THE BOARD OF A PINNACLE WEST COMPANY

OFFICERS

PINNACLE WEST

DONALD E. BRANDT
(55) 2002
Chairman of the Board,
President
& Chief Executive Officer

DAVID P. FALCK
(57) 2009
Executive Vice President,
General Counsel & Secretary

JAMES R. HATFIELD
(52) 2008
Senior Vice President, Chief
Financial Officer & Treasurer

ROBERT S. AIKEN
(53) 1986
Vice President, Federal Affairs

DENISE R. DANNER
(54) 2009
Vice President, Controller
& Chief Accounting Officer

MARTIN L. SHULTZ
(65) 1979
Vice President,
Government Affairs

THE YEAR SHOWN INDICATES WHEN THE INDIVIDUAL WAS FIRST EMPLOYED WITHIN THE PINNACLE WEST GROUP OF COMPANIES

ARIZONA PUBLIC SERVICE

DONALD E. BRANDT
Chairman of the Board
& Chief Executive Officer

DONALD G. ROBINSON
(56) 1978
President
& Chief Operating Officer

RANDALL K. EDINGTON
(56) 2007
Executive Vice President
& Chief Nuclear Officer

DAVID P. FALCK
Executive Vice President,
General Counsel & Secretary

STEVEN M. WHEELER
(61) 2001
Executive Vice President,
Customer Service
& Regulation

JAMES R. HATFIELD
Senior Vice President, Chief
Financial Officer & Treasurer

MARK A. SCHIAVONI
(54) 2009
Senior Vice President,
Fossil Operations

ROBERT S. BEMENT
(54) 2007
Vice President, Operations,
Palo Verde Nuclear
Generating Station

KENNETH C. BOHLEN
(57) 2010
Vice President
& Chief Information Officer

DENISE R. DANNER
Vice President, Controller
& Chief Accounting Officer

PATRICK DINKEL
(46) 1986
Vice President,
Power Marketing
& Resource Planning

EDWARD Z FOX
(56) 1995
Vice President
& Chief Sustainability Officer

DANIEL T. FROETSCHER
(48) 1980
Vice President,
Energy Delivery

BARBARA M. GOMEZ
(55) 1978
Vice President,
Supply Chain

JEFFREY B. GULDNER
(44) 2004
Vice President,
Rates & Regulation

DAVID A. HANSEN
(50) 1980
Vice President,
Fossil Operations

JOHN H. HESSER
(54) 1978
Vice President, Engineering,
Palo Verde Nuclear
Generating Station

WARREN C. KOTZMANN
(60) 1989
Vice President,
Strategic Initiatives & Risk

TAMMY D. MCLEOD
(48) 1995
Vice President
& Chief Customer Officer

DWIGHT C. MIMS
(60) 2007
Vice President,
Regulatory Affairs &
Plant Improvement,
Palo Verde Nuclear
Generating Station

LORI S. SUNDBERG
(46) 2007
Vice President,
Human Resources

PINNACLE WEST HIGHLIGHTS

(DOLLARS AND SHARES IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)

	2009	2008	2007
STOCK SUMMARY			
Stock price per share - year-end	$ 36.58	$ 32.13	$ 42.41
Market capitalization - year-end	$ 3,710	$ 3,243	$ 4,263
Common shares outstanding - year-end	101.4	100.9	100.5
PER-SHARE HIGHLIGHTS (DILUTED)			
Earnings per share - continuing operations attributable to common shareholders	$ 0.81	$ 2.29	$ 2.98
Earnings per share - net income attributable to common shareholders	$ 0.67	$ 2.40	$ 3.05
Indicated annual dividend - year-end	$ 2.10	$ 2.10	$ 2.10
Book value - year-end	$ 32.69	$ 34.16	$ 35.15
CAPITAL EXPENDITURES	$ 745	$ 904	$ 1,064
OPERATING STATISTICS			
Retail electric sales (GWH)	28,173	28,794	29,171
Total electric sales (GWH)	32,335	35,385	41,998
Average retail revenue (per kWh)	10.52¢	10.07¢	9.51¢
Generating capacity owned - year-end (MW)	6,288	6,274	6,158
Generation output (GWH)	27,371	28,034	27,839
System peak load (MW)	7,218	7,026	7,144
Electric customers - year-end	1,117,247	1,111,544	1,101,491
Employees - year-end	7,200	7,500	7,600

SHAREHOLDER RETURN COMPARISON

(VALUE OF $100 INVESTED AS OF DECEMBER 31, 2004 WITH DIVIDENDS REINVESTED)



$175
$150
$125
$100
$75
$50
2004
$100
$100
$100
2005
$97
$116
$105
2006
$125
$140
$121
2007
$110
$163
$128
2008
$89
$121
$81
2009
$108
$134
$102

● PINNACLE WEST COMMON STOCK
O EDISON ELECTRIC INSTITUTE INDEX
O S&P 500 INDEX

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS)

	2009	2008	2007
YEAR ENDED DECEMBER 31,			
CONDENSED CONSOLIDATED STATEMENTS OF INCOME			
Operating revenues	$ 3,297	$ 3,311	$ 3,294
Fuel and purchased power	(1,179)	(1,330)	(1,241)
Other operating expenses	(1,538)	(1,458)	(1,436)
Real estate impairment charge	(258)	(18)	—
Operating income	322	505	617
Net other income (expense)	6	—	20
Interest expense	(223)	(197)	(185)
Income taxes	(38)	(77)	(152)
Income from continuing operations	67	231	300
Income (loss) from discontinued operations - net of tax	(14)	11	7
Net income	53	242	307
Less: Net loss attributable to noncontrolling interests	(15)	—	—
Net income attributable to common shareholders	$ 68	$ 242	$ 307
DECEMBER 31,			
CONDENSED CONSOLIDATED BALANCE SHEETS			
Assets			
Current assets	$ 929	$ 882	$ 907
Investments and other assets	673	910	1,079
Property, plant and equipment - net	9,258	8,917	8,436
Deferred debits	948	911	740
Total assets	$ 11,808	$ 11,620	$ 11,162
Liabilities and Equity			
Current liabilities, excluding current maturities of long-term debt	$ 805	$ 1,328	$ 1,180
Long-term debt	3,648	3,209	3,291
Deferred credits and other	4,009	3,589	3,159
Total equity	3,346	3,494	3,532
Total liabilities and equity	$ 11,808	$ 11,620	$ 11,162
YEAR ENDED DECEMBER 31,			
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS			
Cash and cash equivalents at beginning of year	$ 105	$ 56	$ 87
Net cash flow provided by operating activities	1,031	814	658
Net cash flow used for investing activities	(705)	(815)	(873)
Net cash flow provided by (used for) financing activities	(286)	50	184
Cash and cash equivalents at end of year	$ 145	$ 105	$ 56

Complete audited consolidated financial statements can be found in our Annual Report on Form 10-K online at pinnaclewest.com.

NON-GAAP FINANCIAL INFORMATION

RECONCILIATION OF NET INCOME ATTRIBUTABLE
TO COMMON SHAREHOLDERS (GAAP MEASURE)
TO ON-GOING EARNINGS (NON-GAAP FINANCIAL MEASURE)
(DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)

YEAR ENDED DECEMBER 31,	2009		2008	
	Millions	Per Share	Millions	Per Share
Net income attributable to common shareholders	$ 68	$ 0.67	$ 242	$ 2.40
Adjustments:				
Real estate segment	168	1.66	26	0.26
Income tax benefits related to prior years	—	—	(30)	(0.30)
Severance costs	—	—	8	0.08
Power plant sale tax resolution	—	—	(8)	(0.08)
On-going earnings	$ 236	$ 2.33	$ 238	$ 2.36

In this report, we refer to "on-going earnings," a non-GAAP financial measure as defined in accordance with Securities and Exchange Commission rules. We believe on-going earnings provide investors with a useful indicator of our results that is comparable among periods because it excludes the effects of unusual items that may occur on an irregular basis. Investors should note that non-GAAP financial measures involve judgments by management, including whether an item is classified as an unusual item. We use on-going earnings, or similar concepts, to measure our performance internally in reports for management.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements based on current expectations. These forward-looking statements are often identified by words such as "estimate," "predict," "may," "believe," "plan," "expect," "require," "intend," "assume" and similar words. Because actual results may differ materially from expectations, we caution you not to place undue reliance on these statements. A number of factors could cause future results to differ materially from historical results, or from outcomes currently expected or sought by us. A discussion of some of these risks and uncertainties is contained in our Annual Report on Form 10-K, and is available on our Web site at www.pinnaclewest.com, which you should review carefully before placing any reliance on our forward-looking statements. We assume no obligation to update any forward-looking statements, even if our internal estimates change, except as may be required by applicable law.

SHAREHOLDER INFORMATION

STOCK LISTING TICKER SYMBOL:

PNW ON NEW YORK STOCK EXCHANGE

CORPORATE HEADQUARTERS

400 North 5th Street
Phoenix, Arizona 85004
Mailing address:
P.O. Box 53999
Phoenix, Arizona 85072-3999
Main telephone number:
(602) 250-1000

CORPORATE WEB SITE

pinnaclewest.com

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
(800) 457-2983
bnymellon.com/shareowner/isd

ADMINISTRATIVE INFORMATION

Company contact:
Jacqueline Patterson
(602) 250-5511
jacqueline.patterson@pinnaclewest.com

ANNUAL MEETING OF SHAREHOLDERS

Wednesday, May 19, 2010
10:30 a.m. (MST)
Heard Museum
2301 North Central Avenue
Phoenix, Arizona 85004

INVESTORS ADVANTAGE PLAN AND SHAREHOLDER ACCOUNT INFORMATION

Pinnacle West offers a direct stock purchase plan. Any interested investor may purchase Pinnacle West common stock through the Investors Advantage Plan. Features of the Plan include a variety of options for reinvesting dividends, direct deposit of cash dividends, automatic monthly investment, certificate safekeeping and more. An Investors Advantage Plan prospectus and enrollment materials may be obtained by calling BNY Mellon Shareowner Services at (800) 457-2983, at the Bank's Web site – bnymellon.com/shareowner/isd – or by writing to:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015

FORM 10-K

Pinnacle West's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available on our Web site or by writing to the Office of the Secretary.

STATISTICAL REPORT

A detailed Statistical Report for Financial Analysis for 2004 to 2009 is available on our Web site.

CORPORATE RESPONSIBILITY REPORT

The Pinnacle West Corporate Responsibility Report is available on our Web site.

INVESTOR RELATIONS CONTACT

Rebecca L. Hickman, Director
(602) 250-5668

ASSOCIATION FOR INVESTORS

The Arizona Investment Council represents the interests of investors in Arizona utilities. If interested, send your name and address to:
Arizona Investment Council
2100 North Central Avenue #210
Phoenix, Arizona 85004
(602) 257-9200
arizonaic.org

PINNACLE WEST
CAPITAL CORPORATION